# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: NET Power Inc., CIK 0001845437
CUSIP: 64107A105
Title of class of securities: Class A Common Stock, par value $0.0001
Address of issuer's principal executive offices: 320 Roney Street, Suite 200, Durham, North Carolina (NC), 27701
Date of event which requires filing of this statement: 07/15/2025
Filed by CIK 0001947998
Persons authorized to receive notices and communications: Min Lee, 8 Rivers Capital, LLC, 406 Blackwell Street, 4th Floor, Durham, North Carolina (NC), 27701, 919-667-1800

## Reporting persons
- 8 RIVERS CAPITAL, LLC (CIK 0001981100): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC), other (OO); sole voting power 0; shared voting power 26,729,880; sole dispositive power 0; shared dispositive power 26,729,880; aggregate amount beneficially owned 26,729,880 (25.6% of the class)
  Comment: Row 8, 10 and 11.
  
  Beneficial ownership of shares of Class A common stock, par value $0.0001 per share ("Class A Common Stock"), of NET Power, Inc. (the "Issuer") is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the relationships described under Item 2 and Item 3 and the matters described in Item 3, Item 4 and Item 5 of Schedule 13D (as defined below), as amended by this Amendment No. 5 (as defined below).
  
  Represents 26,729,880 Class A Units of NET Power Operations LLC ("Opco Units") held directly by NPEH, LLC ("NPEH"), that are exchangeable for shares of Class A Common Stock on a one-for-one basis as described herein. At the time of any such exchange, an equal number of shares of Class B common stock, par value $0.0001 per share ("Class B Common Stock"), of the Issuer held directly by NPEH, which have no economic value, will be cancelled.
  
  Row 13. Based upon (i) 77,726,852 shares of Class A Common Stock issued and outstanding as of May 9, 2025, as reported in the Issuer's Current Report on Form 10-Q filed with the Securities and Exchange Commission (the "SEC") on May 12, 2025 (the "Issuer Form 10-Q") and (ii) 26,729,880 shares of Class A Common Stock issuable to NPEH upon the redemption and exchange of an equal number of Opco Units (and the cancellation of an equal number of shares of Class B Common Stock) held by NPEH.
- NPEH, LLC (CIK 0001981772): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 26,729,880; sole dispositive power 0; shared dispositive power 26,729,880; aggregate amount beneficially owned 26,729,880 (25.6% of the class)
  Comment: Row 8, 10 and 11. Represents 26,729,880 Opco Units held directly by NPEH that are exchangeable for shares of Class A Common Stock on a one-for-one basis as described herein. At the time of any such exchange, an equal number of shares of Class B Common Stock held directly by NPEH, which have no economic value, will be cancelled.
  
  Row 13. Based upon (i) 77,726,852 shares of Class A Common Stock issued and outstanding as of May 9, 2025, as reported in the Issuer Form 10-Q and (ii) 26,729,880 shares of Class A Common Stock issuable to NPEH upon the redemption and exchange of an equal number of Opco Units (and the cancellation of an equal number of shares of Class B Common Stock) held by NPEH.
- SK INC. (CIK 0001947998): type of reporting person: other (OO); citizenship or place of organization: Korea Republic Of (M5); source of funds: working capital (WC), other (OO); sole voting power 0; shared voting power 26,729,880; sole dispositive power 0; shared dispositive power 26,729,880; aggregate amount beneficially owned 26,729,880 (25.6% of the class)
  Comment: Row 8, 10 and 11.
  
  Beneficial ownership of shares of Class A Common Stock is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the relationships described under Item 2 and Item 3 and the matters described in Item 3, 4 and Item 5 of the Schedule 13D, as amended by this Amendment No. 5.
  
  Represents 26,729,880 Opco Units held directly by NPEH that are exchangeable for shares of Class A Common Stock on a one-for-one basis as described herein. At the time of any such exchange, an equal number of shares of Class B Common Stock held directly by NPEH, which have no economic value, will be cancelled.
  
  Row 13. Based upon (i) 77,726,852 shares of Class A Common Stock issued and outstanding as of May 9, 2025, as reported in the Issuer Form 10-Q and (ii) 26,729,880 shares of Class A Common Stock issuable to NPEH upon the redemption and exchange of an equal number of Opco Units (and the cancellation of an equal number of shares of Class B Common Stock) held by NPEH.
- TILLANDSIA, INC. (CIK 0001994408): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC), other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Row 8 and 10. SK directly owns 100.0% of the outstanding equity of Tillandsia, Inc. ("Tillandsia"), Areca, Inc. ("Areca"), and Chamaedorea, Inc. ("Chamaedorea"), and each of Tillandsia, Areca and Chamaedorea directly owns approximately 18.60%, 25.77% and 24.11%, respectively, of the voting units of 8 Rivers Capital, LLC ("8 Rivers") and thus SK may be deemed to be a beneficial owner of the shares beneficially owned by 8 Rivers. 8 Rivers beneficially owns approximately 91.4% of the outstanding equity of NPEH and is the manager of NPEH and thus may be deemed to be a beneficial owner of the shares of Class A Common Stock deemed to be directly owned by NPEH. As indicated above, each of Tillandsia, Areca and Chamaedorea directly owns approximately 18.60%, 25.77% and 24.11%, respectively, of the voting units of 8 Rivers and none of Tillandsia, Areca or Chamaedorea controls 8 Rivers or NPEH.
- ARECA, INC. (CIK 0001994405): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC), other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Row 8 and 10. SK directly owns 100.0% of the outstanding equity of Tillandsia, Areca and Chamaedorea, and each of Tillandsia, Areca and Chamaedorea directly owns approximately 18.60%, 25.77% and 24.11%, respectively, of the voting units of 8 Rivers and thus SK may be deemed to be a beneficial owner of the shares beneficially owned by 8 Rivers. 8 Rivers beneficially owns approximately 91.4% of the outstanding equity of NPEH and is the manager of NPEH and thus may be deemed to be a beneficial owner of the shares of Class A Common Stock deemed to be directly owned by NPEH. As indicated above, each of Tillandsia, Areca and Chamaedorea directly owns approximately 18.60%, 25.77% and 24.11%, respectively, of the voting units of 8 Rivers and none of Tillandsia, Areca or Chamaedorea controls 8 Rivers or NPEH.
- CHAMAEDOREA, INC. (CIK 0001996050): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC), other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Row 8 and 10. SK directly owns 100.0% of the outstanding equity of Tillandsia, Areca and Chamaedorea, and each of Tillandsia, Areca and Chamaedorea directly owns approximately 18.60%, 25.77% and 24.11%, respectively, of the voting units of 8 Rivers and thus SK may be deemed to be a beneficial owner of the shares beneficially owned by 8 Rivers. 8 Rivers beneficially owns approximately 91.4% of the outstanding equity of NPEH and is the manager of NPEH and thus may be deemed to be a beneficial owner of the shares of Class A Common Stock deemed to be directly owned by NPEH. As indicated above, each of Tillandsia, Areca and Chamaedorea directly owns approximately 18.60%, 25.77% and 24.11%, respectively, of the voting units of 8 Rivers and none of Tillandsia, Areca or Chamaedorea controls 8 Rivers or NPEH.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.0001
Name of issuer: NET Power Inc.
Address of issuer's principal executive offices: 320 Roney Street, Suite 200, Durham, North Carolina (NC), 27701
Comment: This Amendment No. 5 ("Amendment No. 5") to Schedule 13D amends the statement on Schedule 13D originally filed by each of 8 Rivers, NPEH, SK, Tillandsia, Areca and Chamaedorea (each, a "Reporting Person" and, collectively, the "Reporting Persons") on June 20, 2023, as amended by Amendment No. 1 on May 28, 2024, as amended by Amendment No. 2 on September 23, 2024, as amended by Amendment No. 3 on October 21, 2024 and as amended by Amendment No. 4 on November 26, 2024 (the "Schedule 13D"). Capitalized terms used but not defined in this Amendment No. 5 shall have the same meanings ascribed to them in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information contained in Item 4 of Schedule 13D is hereby amended and supplemented by adding the following information:

On July 15, 2025, Tillandsia sold 2,500,000 shares of Class A Common Stock pursuant to a block trade through its placement manager, Citigroup Global Markets Inc., at a price of $2.61 per share (the "Block Trade").

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information contained in Item 5(a) and (b) of the Schedule 13D is hereby amended and restated in its entirety as follows:

The information contained in rows 7, 8, 9, 10, 11 and 13 of the cover pages for each Reporting Person is hereby incorporated by reference in its entirety.

The percentages reported in this Amendment No. 5 are calculated based upon (i) 77,726,852 shares of Class A Common Stock issued and outstanding as of May 9, 2025, as reported in the Issuer Form 10-Q and (ii) 26,729,880 shares of Class A Common Stock issuable to NPEH upon the redemption and exchange of an equal number of Opco Units (and the cancellation of an equal number of shares of Class B Common Stock) held by NPEH.
Transactions in the class effected during the past sixty days: Except as described in this Amendment No. 5, no transactions in the class of securities reported have been effected during the past sixty (60) days by the Reporting Persons.
Other persons with the right to receive dividends or sale proceeds: Other than as described in this Amendment No. 5, to the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of Issuer covered by this Amendment No. 5.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- 8 RIVERS CAPITAL, LLC: /s/ Min Lee, Min Lee, Acting General Counsel (07/16/2025)
- NPEH, LLC: /s/ Min Lee, Min Lee, Acting General Counsel (07/16/2025)
- SK INC.: /s/ Munhyuk Jang, Munhyuk Jang, Head of Corporate Management Department (07/16/2025)
- TILLANDSIA, INC.: /s/ Kiseon Park, Kiseon Park, President (07/16/2025)
- ARECA, INC.: /s/ Jaehun Jang, Jaehun Jang, President (07/16/2025)
- CHAMAEDOREA, INC.: /s/ Manjae Han, Manjae Han, President (07/16/2025)